SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. _____)

                              Alfacell Corporation
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                    015404106
                                 (CUSIP Number)

                               September 14, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

CUSIP No. 015404106                   13G                            Page 2 of 7


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     James O. McCash
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Mr. McCash is a citizen of the United States of American and a resident of the State of Michigan.
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

                    2,678,032* (includes 120,000 shares subject to Warrants, and a Convertible Note that when due will convert into 224,931
  NUMBER OF         shares of Common Stock and 224,931 shares subject to
                    Warrants which are all currently exercisable or which will
   SHARES           become exercisable within 60 days of September 14, 2004).
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         2,678,032* (includes 120,000 shares subject to Warrants, and a Convertible Note that when due will convert into 224,931
   PERSON           shares of Common Stock and 224,931 shares subject to
                    Warrants which are all currently exercisable or which will
    WITH            become exercisable within 60 days of September 14, 2004).
               -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,678,032* (includes 120,000 shares subject to Warrants, and a Convertible Note that when due will convert into 224,931 shares of Common Stock and 224,931 shares subject to Warrants which are all currently exercisable or which will become exercisable within 60 days of September 14, 2004).
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.6%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
* 2,624,364 of these shares are held by the James O. McCash Trust, for which the Reporting Person is the Trustee. The Reporting Person disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, and the inclusion of these shares in this statements shall not be deemed an admission of beneficial ownership of the reported shares for any purpose.

CUSIP No. 015404106                   13G                            Page 3 of 7


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     James O. McCash Trust
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      The Trust was formed pursuant to the laws of the State of Michigan.
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

                    2,624,364 (includes 120,000 shares subject to Warrants
                    and a Convertible Note that when due will convert into
                    224,931 shares of Common Stock and 224,931 shares
  NUMBER OF         subject to Warrants which are all currently exercisable
                    or which will become exercisable within 60 days of
   SHARES           September 14, 2004).
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         2,624,364 (includes 120,000 shares subject to Warrants
                    and a Convertible Note that when due will convert into
   PERSON           224,931 shares of Common Stock and 224,931 shares
                    subject to Warrants which are all currently exercisable
    WITH            or which will become exercisable within 60 days of
                    September 14, 2004).
               -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,624,364 (includes 120,000 shares subject to Warrants and a Convertible Note that when due will convert into 224,931 shares of Common Stock and 224,931 shares subject to Warrants which are all currently exercisable or which will become exercisable within 60 days of September 14, 2004).
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.5%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of issuer: Alfacell Corporation

Item 1(b). Address of issuer's principal executive offices:

           225 Belleville Avenue
           Bloomfield, NJ 07003

Item 2(a). Names of person filing: James O. McCash Trust and James O. McCash, as trustee

Item 2(b). Address of principal business office: N3820 S. Grand Oak Drive, Iron
           Mountain, MI 49801

Item 2(c). Citizenship: James O. McCash is a citizen of the United States of
           America, residing in the State of Michigan.

Item 2(d). Title of class of securities: Common Stock, $.001 par value per share

Item 2(e). CUSIP No.: 015404106

Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)   |_|   Broker or dealer registered under section 15 of the Act
                        (15 U.S.C. 78o);

            (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c);

            (c)   |_|   Insurance company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c);

            (d)   |_|   Investment company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8);

            (e)   |_|   An investment adviser in accordance with Sec.
                        240.13d-1(b)(1)(ii)(E);

            (f)   |_|   An employee benefit plan or endowment fund in accordance
                        with Sec. 240.13d-1(b)(1)(ii)(F);

            (g)   |_|   A parent holding company or control person in accordance
                        with Sec. 240.13d-1(b)(ii)(G);

            (h)   |_|   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i)   |_|   A church plan that is excluded from the definition of an
                        investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j)   |_|   Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

The information in Items 5 through 11 on the cover pages on this Schedule 13G is hereby incorporated by reference.

      (a) Amount beneficially owned: 2,678,032 shares, of which 53,668 shares held by James O. McCash directly and 2,624,364 shares held by the James O. McCash Trust (includes 120,000 shares subject to Warrants and a Convertible Note that when due will convert into 224,931 shares of Common Stock and 224,931 shares subject to Warrants, which are all currently exercisable or which will become exercisable within 60 days of September 14, 2004).

      (b)   Percent of class: James O. McCash: 7.6% and James O. McCash Trust:
            7.5%

      (c)   Number of shares as to which the person has:

      (i) Sole power to vote or to direct the vote: 2,678,032 shares, of which 53,668 shares held by James O. McCash directly and 2,624,364 shares held by the James O. McCash Trust (includes 120,000 shares subject to Warrants and a Convertible Note that when due will convert into 224,931 shares of Common Stock and 224,931 shares subject to Warrants, which are all currently exercisable or which will become exercisable within 60 days of September 14, 2004).

      (ii)  Shared power to vote or to direct the vote: 0

      (iii) Sole power to dispose or to direct the disposition of: 2,678,032 shares, of which 53,668 shares held by James O. McCash directly and 2,624,364 shares held by the James O. McCash Trust (includes 120,000 shares subject to Warrants and a Convertible Note that when due will convert into 224,931 shares of Common Stock and 224,931 shares subject to Warrants which are all currently exercisable or which will become exercisable within 60 days of September 14, 2004).

      (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of 5 percent or Less of a Class: Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person: Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control
        Person: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9. Notice of Dissolution of Group: Not applicable

Item 10. Certifications

      The following certification shall be included if the statement is filed pursuant to Sec. 240.13d-1(c):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2004

                                        JAMES O. MCCASH TRUST


                                        By: /s/ James O. McCash
                                            ------------------------------
                                            Signature

                                        James O. McCash, Trustee
                                        Name

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G (including amendments thereto) with respect to the Common Stock of Alfacell Corporation and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Dated: September 21, 2004

                                                JAMES O. MCCASH TRUST


                                                By: /s/ James O. McCash
                                                    ----------------------------
                                                    James O. McCash, Trustee

Dated: September 21, 2004


                                                /s/ James O. McCash
                                                --------------------------------
                                                James O. McCash